Exhibit 99.83

DHX Media signs deals in Latin America

HALIFAX, Jan. 24, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, has signed three licensing deals with TV and digital platforms in Latin America.

Brazilian subscription video-on-demand ("SVOD") platform YouYn has licensed over 350 half hours of shows including Johnny Test, The Busy World of Richard Scarry and Caillou, while in Argentina, Uruguay and Paraguay, Qubit TV, a video-on-demand ("VOD") platform has licensed almost 350 half hours including Sabrina's Secret Life, Dennis the Menace, Inspector Gadget and Paddington Bear. Also, Television Entertainment Inc. has licensed season one of Super WHY! in Chile, Dominican Republic, Cuba and Central America including Costa Rica, Honduras, Panama, El Salvador, Nicaragua, and Guatemala.

DHX Media also plans to showcase new content including Dr. Dimensionpants, Hank Zipzer and Topsy and Tim along with well-loved favourites Super WHY!, Johnny Test, Little Lulu, Yo Gabba Gabba!, Caillou and Monster Math Squad, at the end of this month at the NATPE Conference and Exhibition, a key international media event held annually in Miami, Florida.

Melanie Meurehg, DHX Media Territory Manager for Latin America and US Hispanic said: "We are excited by the opportunities presented by the growth of VOD and SVOD platforms in Latin America and this will be a key focus for us at NATPE."

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 24-JAN-14